U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

May, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

June 28, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 06-05

May 18, 2005

                                                                ASX Symbol - AGY

ARGOSY LIFTS FORCE MAJEURE ON MUSONGATI PROJECT IN BURUNDI

Andover Resources NL, a wholly owned subsidiary of Argosy Minerals Inc, has withdrawn its Notice of Force Majeure, imposed August 20, 2004, in relation to its Mining Convention over the Musongati lateritic nickel-cobalt deposit in Burundi.

The withdrawal follows the release of recent news statements noting that the transitional government of Burundi intends to hold elections starting with communal elections on June 3 and culminating with the presidential poll on August 19; this together with the lack of significant rebel activity during recent months is considered to have helped the overall security situation in the country.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, Director
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: david.russell@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended March 31, 2005

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Argosy Minerals Inc
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
(unaudited - prepared by Management)
As At March 31, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	March 31, 2005	Dec. 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	$ 4,504,902	$ 4,616,407
Accounts receivable and prepaids	22,553	166,960
	4,527,455	4,783,367

Office Equipment and Furniture	26,520	29,560
	$ 4,553,975	$ 4,812,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 207,696	$ 151,001

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2004: 95,969,105)	44,075,384	44,075,384

Deficit	(39,729,105)	(39,413,458)
	4,346,279	4,661,926
	$ 4,553,975	$ 4,812,927

APPROVED BY THE DIRECTORS

Cecil R. Bond, Director	John Nicholls, Director

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2005 and 2004
		2005	2004
Income:
	Interest revenue and other	$ 25,706	$ 89,737
	Foreign Exchange gain/(loss)	(326)	198,667
		25,380	288,404

Expenses:
	Accounting and audit	15,528	32,399
	Arbitration	-	78,575
	Bank charges	1,607	1,716
	Depreciation	3,040	3,458
	Directors Fees	18,750	12,500
	Insurance	14,406	20,022
	Legal	27,763	30,040
	Management and Consulting fees	62,665	513,346
	Office	4,694	6,104
	Project Assessment	28,481	241,751
	Rent	16,869	17,529
	Salaries and benefits	114,356	113,948
	Shareholder communications	1,560	15,055
	Telecommunications	1,469	4,233
	Transfer agent and stock exchange	16,390	17,635
	Travel	13,449	24,468

		341,027	1,132,779

Loss for the period		(315,647)	(844,375)

Deficit,	beginning of period	(39,413,458)	(36,265,206)

Deficit,	end of period	$ (39,729,105)	$ (37,109,581)

Basic & Diluted Loss per Common Share		$ 0.003	$ 0.009

Weighted Average Number of Common Shares Outstanding		95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended March 31, 2005 and 2004
	2005	2004
Cash Flows from Operating Activities
Loss for the period	$ (315,647)	$ (844,375)
Adjustments for
Depreciation	3,040	3,458
Foreign Exchange (Gain)/Loss	540	(188,818)

	(312,067)	(1,029,735)

Changes in Non-cash working capital
Decrease in accounts receivable & prepaid expenses	144,407	147,351
Increase/(Decrease) in accounts payable & accrued liabilities	56,695	(51,687)

Cash Flows from Operating Activities	(110,965)	(934,071)

Cash Flows from Financing Activities	-	-

Cash Flows from Investing Activities	-	-

Foreign Exchange Gain/(Loss) on Cash Held in Foreign Currency	(540)	188,818

Decrease in Cash & Cash Equivalents	(111,505)	(745,253)

Cash & Cash Equivalents at Beginning of Period	4,616,407	8,058,383

Cash & Cash Equivalents at End of Period	$ 4,504,902	$ 7,313,130

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended March 31, 2005 and March 31, 2004

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2004 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended March 31, 2005 consist of the following:

Legal, Administrative and Consulting	$ 22,491
Drilling and Assessment	4,990
Project Option Fees	1,000
$ 28,481

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

First Quarter Ended March 31, 2005

April 29, 2005

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  The Management Discussion and Analysis has been prepared as at April 29, 2005.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

During the quarter ended March 31, 2005 Argosy continued with its planned corporate and strategic changes aimed at revitalizing the Corporation following the end of the debilitating arbitration settled last quarter.

To this end Argosy has initiated certain corporate changes that will ultimately, subject to shareholder approval, see the Corporation change its domicile from Canada to Australia, appoint new directors and management, acquire new projects / investments and reduce its exposure to projects where there has been limited progress due to political or legislative barriers.

The highlight of the quarter has been the acquisition of a prospective nickel sulphide / platinum group metal project in Canada.  In addition, due diligence continued at the Mexican gold property that was previously announced as a potential exploration target.

Projects

Nickel, Copper, Platinum Group Metals, Canada

As part of its quest for new projects Argosy personnel attended the recent Prospectors and Developers Association (PDAC) in Toronto, Canada in order to review specific project opportunities.  As indicated previously, Argosy has been evaluating new project opportunities in base and precious metals in North America for some time.

Recently, Argosy announced an agreement over prospective tenements that host outcropping base metal sulphide - platinum group metal (“PGM”) mineralization – the Lac Panache Project, close to Sudbury, Ontario, Canada.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                For the quarter ended March 31, 2005

The project comprises the main Lac Panache project area, and the smaller Brazil Lake, Little Panache and Norwest areas.

The properties are situated south of one of the world’s largest nickel copper PGM concentrations, the Sudbury Igneous Complex.  Three recent discoveries on former INCO properties in the Sudbury region have fuelled speculation that the region is still a world class mining area.

Previous rock chip sampling in the Lac Panache area has resulted in the collection of samples of sulphide-bearing gabbros, quartz-sulphide veins and massive sulphides with previously reported assays of 1.47% nickel, 6% copper, 1.1% cobalt, 8.0 g/t gold, 1.4g/t palladium and 0.9g/t platinum.

Recent sampling by Argosy has returned anomalous grades of 0.11% cobalt and 0.37% nickel from a 2 to 3 metre thick outcrop of massive pyrrhotite-pyrite. Outcropping coarse gabbro with disseminated clots of sulphide to 1.5cm returned previously reported assays of 1.15 g/t palladium, 0.47 g/t platinum, 0.25 g/t gold and 0.3% copper.

The Brazil Lake area is host to pyrrhotite-cobaltite mineralization where grades of 9.16% cobalt and 3.56% nickel were recorded by the Ontario Geological Survey.  At Norwest anomalous polymetallic grades have been encountered (0.21% cobalt, 0.87% nickel and 1.89% copper).

Argosy has entered into an agreement whereby it can earn 100% of the project through staged cash payments totalling C$300,000 and completing staged work commitments over three years of C$455,000.  On production, the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions of 1% for $1,000,000, a further 1% for $2,000,000 and the remaining 1% subject to first right of refusal.

Gold, Mexico

During the quarter, Argosy personnel again visited gold prospective tenements in Mexico and signed off on a two month due diligence agreement over two blocks of claims.  Argosy is conducting due diligence over a package of gold prospective tenements in the State of Sinaloa, Mexico.  These tenements make up the Don Jorge Gold Project area.

The project area under investigation is an early stage exploration project that has returned very encouraging gold and silver assays from several zones of mineralization located in a reconnaissance prospecting program in 2004.  The area has no previous history of systematic exploration by modern professional standards.

Epithermal deposits have a wide distribution in Sinaloa State, and it is a prime target for gold exploration by several Canadian gold explorers including Meridian Gold and Nevada Pacific.  Gold mineralization has been exploited historically since pre-European times but it was the Spanish who initiated larger scale mining – the remains of which are the focus of much modern exploration.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                        For the quarter ended March 31, 2005

As part of the due diligence process, Argosy conducted reconnaissance chip sampling in areas of reported high grade gold mineralization.  Mineralization is hosted by quartz stockwork veins and in locally sheared mafic intrusives.  The high tellurium grades suggest that some of the gold may be tied up as gold tellurides.

The initial reconnaissance samples collected by Argosy were assayed by Acme Analytical Laboratories in Vancouver, Canada, and results are tabulated below.  Assays range up to 129 g/t Au with visible gold apparent in the highest grade sample.

	Table 1:	Don Jorge Assay

	gold	gold	silver	tellurium
Sample	pp	oz/short ton	pp	pp
A3308	0.07	0.00	0.3	0.1
A3309	29.33	0.86	2.2	>100
A3310	31.48	0.92	3.1	14.9
A3311	0.74	0.02	0.6	2.2
A3312	21.10	0.62	2.1	11.2
A3313	40.85	1.19	4.3	>100
A3314	128.97	3.76	15.3	21.2
A3317	0.05	0.00	1.1	0.3

A3308	1.8m vertical chip-channel sample through subhorizontally sheared basic intrusive
A3309	Grab outcrop sample; green silicified intrusive with ~20% disseminated sulphides (arsenopyrite-pyrite)
A3310	Outcrop grab sample of red-brown limonite at base of small excavation
A3311	Outcrop grab sample of oxidised green intrusive with limonite and Mn oxides on fractures
A3312	Outcrop grab sample of quartz-limonite altered intrusive
A3313	Grab outcrop sample; green grey altered intrusive; ~3-5% disseminated pyrite + black sulphides
A3314	Quartz veined altered intrusive; 3-5%; small grain visible gold
A3315	Outcrop sample; amphibole-quartz-feldspar monzonite showing zeolite alteration

During the due diligence period the claims will be prospected by means of a ridge and spur rock chip sampling program in conjunction with reconnaissance scale geological mapping. This program will help to identify areas of anomalous mineralization for later trenching, sampling and drilling.

Should a decision be made to exercise the option, exploration will be fast tracked in order to identify early drill targets.

Gold, Nevada, USA

Argosy is awaiting approval on drilling permits for its Gold Creek Project near Elko, Nevada.  Once the Heritage Resource Survey and Environmental reports are approved a drill program can be undertaken.  It is likely that cold temperatures and snow cover will restrict any activities at Gold Creek until late Spring 2005.

Subsequent to the end of the quarter, Argosy has been informed that despite positive recommendations based on detailed work by the consulting archaeologists, the final report requires some further amendments as instructed by the United States Forestry Services.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                            For the quarter ended March 31, 2005

Investigation of New Opportunities

In addition to the Lac Panache and Mexican opportunities, the following new opportunities were reviewed:

(i)

data reviews were carried out on several gold-silver properties in Nevada.  A decision was made to not proceed; and

(ii)

the Corporation investigated an opportunity to acquire a nickel sulphide exploration project in Zambia.  The decision not to proceed was taken after limited due diligence taking into account the expenditure commitments for what was considered a remote, greenfields exploration opportunity.

Musongati, Burundi

Argosy has maintained its Musongati Project during a tumultuous period in Burundi’s history and the project remains under force majeure.  As part of its revised corporate strategy Argosy is reviewing its involvement in the project.

Argosy has previously held discussions regarding advancing this project should the political environment settle down from its current state.  With the current level of metal prices the Musongati nickel laterite has attracted some recent interest from companies.

Diamonds, South Africa

During the quarter, Argosy announced its termination of the agreement with Albetros Inland Diamond Exploration Pty Ltd over its alluvial diamond project in Namaqualand, South Africa.  The reason for this decision stems from the inability to have the exploration permit renewed by the South African Department of Minerals and Energy, despite waiting over 15 months for an approval for the permit.  In the interim there was also the introduction of a change in the requirement pertaining to black economic empowerment (“BEE”) participation which was increased to 51%, a level that was not envisaged in Argosy’s original agreement with its BEE partner.  Recent comments from South Africa have indicated rising disquiet with the application process with over 3000 licence applications currently outstanding.

Corporate

For some time now Argosy has been investigating corporate compliance costs in the different jurisdictions in which it operates.  As the majority of its shareholders are Australian based and its shares are listed on the Australian Stock Exchange, Argosy would benefit from a change in the Corporation’s domicile from Canada.  This will serve to reduce the rising administration costs of compliance which are becoming increasingly onerous.

The directors of Argosy resolved that the Corporation will, subject to shareholder’s approval, change its domicile from Canada to Australia.  Details of the proposed resolution will be included in the Information Circular and voting forms will accompany the Annual Report.

As a consequence there will be a staged reduction in the Canadian corporate activities, including closing the Canadian office after a transition period.  Mr Cecil Bond, has stepped down as CEO.  However, Mr Bond will remain as a director and Corporate Secretary.

In the interim, Argosy’s Chairman, Mr Peter Lloyd will assume the role of President of Argosy.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                            For the quarter ended March 31, 2005

Other changes to the board will eventuate during the transition period and these will be linked to Argosy’s revised corporate strategy.

Outlook

Existing Projects

Argosy expects to advance the recently acquired Lac Panache Project in Ontario, Canada by identifying potential drill targets.  Currently the Corporation is reviewing data relating to the Project in order to plan its exploration program, which it expects to commence during May. In addition, due diligence continues over the Don Jorge project area in Mexico.  Should the results prove positive, Argosy will enter into option agreements over the project areas.  Argosy is still awaiting approval for its drilling permit at Gold Creek, however it was advised recently that despite positive recommendations, the report requires further amendments as instructed by the US Forest Service delaying any planned drilling program.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on diamonds and precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal opportunities in the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                        For the quarter ended March 31, 2005

Overall Performance

March 31, 2005 and March 31, 2004

The Corporation incurred a loss of $315,647 for the quarter ended March 31, 2005 compared to a loss of $844,375 for the quarter ended March 31, 2004.  The decreased loss of $528,728 is mostly attributable to the decrease in management & consulting fees of $450,681, a decrease in project assessment of $213,270 and the absence of arbitration costs of $78,575.  The decrease in management & consulting costs over 2004 is mainly due to the termination payment to Peninsular Services Pty Ltd (“Peninsular”) of $441,814 on the termination of Peninsular’s management contract, paid in 2004.  Following the termination of Peninsular’s Management Contract, Mr. Lloyd has continued to provide services to the Corporation on a full time basis, amongst other things in 2004, dealing with the arbitration initiated by NNIH and in 2005 the corporate restructuring discussed in “Description of Business”, without payment, except for fees paid to non-executive directors.  Fees paid to each non-executive director do not exceed $25,000 per annum.  The arbitration between the Corporation and NN Invest Holdings SA was settled in November 2004.  Consequently no further costs associated with the arbitration are expected.

Exploration expenditures decreased from 2004 due to the Corporation finishing its exploration program at the Albetros Diamond Project during the 1st quarter of 2004 and no significant exploration being conducted in the 1st quarter of 2005.

Interest income of $25,706 for the quarter ended March 31, 2005, decreased from $89,737 for the quarter ended March 31, 2004 as a result of decreasing cash balances and lower interest rates paid on balances held in Canadian dollars.

During the quarter ended March 31, 2005 cash required for operating activities amounted to $110,965 compared to $934,071 for the quarter ended March 31, 2004.  The decrease in cash required for operations resulted mainly from decreased management fees, project assessment expenditures and no arbitration expenses while accounts payable increased by approximately $57,000 in the 2005 quarter compared to a decline of approximately $52,000 in the 2004 quarter.

Results of Operations

Project Assessment December 31, 2004 through to March 31, 2005

Project assessment expenditures for the quarter ended March 31, 2005 increased by approximately $38,000 compared to the quarter ended December 31, 2004.  This was due to the minimal activity during the quarter ended December 31, 2004 as the Corporation focussed its attention on settling the arbitration and reviewing data submitted for new projects and the reduction of previously accrued expenses that were settled in the final quarter of 2004 for lower amounts.

First Quarter 2005 to Fourth Quarter 2004

The Corporation incurred a loss of $315,647 for the quarter ended March 31, 2005 compared to a loss of $298,355 for the quarter ended December 31, 2004.  The increased loss of $17,292 is attributable mainly to the increased management & consulting fees, project assessment and legal fees, offset by decreased accounting, audit and arbitration costs and a small foreign exchange loss of $326 compared to a foreign exchange gain of $69,552.  Management and consulting fees

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                            For the quarter ended March 31, 2005

increased along with legal fees due to corporate restructuring initiatives noted previously and expenditures related to current projects.  Arbitration expenditures ceased in December 2004 due to the settlement of the arbitration proceedings, while accounting and audit expenditures in the December 2004 quarter are higher due to the provision for the annual audit.  Foreign exchange gains or losses have decreased due to the Corporation converting most of its cash holdings to Canadian dollars in December 2004.

During the quarter ended March 31, 2005 cash required for operating activities amounted to $110,965 compared to $832,367 for the quarter ended December 31, 2004 a decrease of approximately $721,000.  The decrease in cash required for operations resulted mainly from changes to non-cash working capital, which decreased by approximately $537,000 in 2004 compared to an increase of approximately $200,000 in 2005.  Accounts payable and accrued liabilities increased in the first quarter of 2005 compared to a decrease in the previous quarter for a net change of $481,791 and a decrease in accounts receivable compared to an increase in the previous quarter for a net change of $256,667.  The changes in accounts receivable are mainly due to the refund of approximately $132,000 as a refund of costs from the International Court of Arbitration received after December 31, 2004.  The decrease in accounts payable in the December 2004 quarter resulted mainly from the payment of accrued arbitration expenditures incurred in the period ended September 30, 2004.

Summary of Quarterly Results

Year	2005		2004				2003
3 months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
Interest income	26	25	21	79	90	80	86	104
Other	-	-	-	-	-	114	-	125
Foreign exchange gain/(loss)	(1)	70	(86)	(438)	198	426	86	181
Total income	25	95	(65)	(359)	288	620	172	410
Administration expenditures	(313)	(404)	(822)	(404)	(890)	(416)	(360)	(735)
Project assessment, net of recoveries	(28)	11	(119)	(237)	(242)	(720)	(302)	(454)
Write off of mineral properties and deferred costs and other	-	-	-	-	-	-	-	(120)
Loss	(316)	(298)	(1,006)	(1,000)	(844)	(516)	(490)	(899)
Basic and diluted loss per common share in dollars/share	(.003)	(.003)	(.010)	(.010)	(.009)	(.005)	(.005)	(.009)
Weighted Average Number of Common Shares (000’s)	<-------------------------------------------------------95,969------------------------------------------------->

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars until late December 2004 when it converted its cash holdings to Canadian dollars.  The majority of the Corporations cash balances are now held in Canadian dollars which has led to the minimal exchange loss recognized in the quarter ended March 31, 2005.

Project assessment expenditures increased in the quarter ended March 31, 2005 as the Corporation pursued new opportunities in Canada and Mexico, while expenditures declined over

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                        For the quarter ended March 31, 2005

each quarter up to December 31, 2004 reflecting a recovery of expenditure in the quarter ended December 31, 2004 due to the Corporation completing its exploration program at the Albetros Project during the 2nd quarter and no substantial new exploration program being commenced.  The recovery in the December quarter reflects the lower level of assessment expenditures together with the reduction on the settlement of final amounts payable for activities conducted in prior periods.

The quarter ended September 30, 2004 includes arbitration expenditures of $557,860, a significant increase compared to previous quarters, resulting in a greater loss than in the most recent quarters.

During the quarter ended June 30, 2004 the loss increased significantly, mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

During the quarter ended March 31, 2004 administrative expenses increased significantly compared to previous quarters, mainly due to an increase in management fees.  The increase in management fees resulted from a payout of $441,814 on the termination of the management contract with Peninsular Services Pty Ltd.

Administration expenditures in the quarter ended June 30, 2003 increased substantially, mainly due to arbitration costs of $258,247.  The write down of marketable securities to fair market value added $100,203 to the loss for the quarter.

Project assessment expenditures increased during 2003 as a result of the assessment of the Ukrainian gold deposits and the evaluation of the Albetros Project.

In the quarter ended December 31, 2003 the Corporation realized a gain on the disposal of marketable securities of $114,751 after having written down the value of those securities to fair market value by $100,203 in the quarter ended June 30, 2003, for a gain of $14,548 in the year.  The disposal of the Kremnica Gold Project resulted in a gain on disposal of $125,500 in the quarter ended June 30, 2003.

Liquidity and Capital Resources

The Corporation's cash deposits at March 31 2005 totaled $4,504,902 compared to$4,616,407 at December 31, 2004.  The Corporation continues to utilize its cash resources to fund the project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

In 2001, the Corporation received approximately $11,300,000 from NNIH for re-imbursement of a portion of expenditure incurred on the New Caledonia Nickel Project.  The Corporation has utilized these funds to conduct its operations from 2001 to date.  With cash balances of approximately $4.5 million and current planned expenditures of approximately $1.5 million, the

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                            For the quarter ended March 31, 2005

Corporation has sufficient cash resources for the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

	2005	2006	2007	2008	Total
Office rent – Australia	$ 24,000	-	-	-	$ 24,000
Property Payments – Nevada, HTMC	$ 25,000	$ 25,000	-	-	$ 50,000 [1,2]
Property Payments – Nevada, Diamond Jim	$ 25,000	$ 25,000	-	-	$ 50,000 [1,3]
Property Payments – Lac Panache	$ 40,000	$ 80,000	$ 120,000	$ 60,000	$ 300,000 [4,5]
Property Expenditure Commitments	$ 65,000	$ 130,000	$ 260,000	-	$ 455,000 [4]
$ 879,000

1.

These agreements are able to be terminated without penalty at the option of the Corporation.

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.

3.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,500,000.

4.

The Corporation may withdraw from this agreement after completion of 1 year of exploration.

5.

$20,000 has already been paid.

Related Party Transactions

The Corporation paid $54,133 for management fees and $22,396 for personnel and office facilities to two companies, each controlled by a director of the Corporation.  Directors’ fees totaling $18,750 were paid to 3 directors of the Corporation.  Payments for management fees, staff and office costs and directors’ fees were $54,133, $22,396, and $18,750 respectively, for a total payment of $95,279 in the Quarter ended March 31, 2005, compared to $586,883 for the quarter ended March 31, 2004, comprised of management fees of $507,236, staff and office costs of $53,769, directors’ fees of $12,500, and accounting services of 13,378.  There has been no increase in rates paid for management fees, however, since the termination of the Management Contract with Peninsular Services Pty Ltd, Australian office staff are paid directly by the Corporation, therefore reducing the related party management fees and staff and office costs paid.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements, however, the following accounting policies require the application of management’s judgment:

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Argosy Minerals Inc

Management Discussion and Analysis                                                                                                            For the quarter ended March 31, 2005

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended March 31, 2005.

Financial Instruments and Other Instruments

The Corporation holds certain cash balances in Australian and US dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 95,969,105 shares outstanding at April 29, 2005.  In addition, the Corporation has 2,725,000 options outstanding and exercisable at A $0.35 per share.  These options expire on May 26, 2006.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President and Chairman
Cecil R. Bond	Corporate Secretary and Director
Marcus N. Foster	CFO and Director
*John Nicholls	Non-executive Director
*John Maloney	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings

I, Peter H. Lloyd, Director, Chief Executive Officer and President of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

April 29, 2005.

______________________________

Peter H. Lloyd
Director, Chief Executive Officer &

President

Certification of Interim Filings

I, Marcus N. Foster, Director and Chief Financial Officer of Argosy Minerals Inc (the “Issuer”), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers’ Annual and Interim Filings) of the Issuer for the interim period ended March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

April 29, 2005.

__________________________

Marcus N. Foster
Director & Chief Financial Officer